global signal(TM) [logo graphic omitted]
          -------------------------------------------------------www.gsignal.com
          Meeting needs. Exceeding expectations.





                                                     January 6, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Global Signal Inc. Registration Statement on Form S-3 (File No. 333-130466) Originally Filed December 19, 2005 (the "Registration Statement")
               --------------------------------------------------------

Ladies and Gentlemen:

         Global Signal Inc., a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 9:00 a.m., Eastern Standard Time, on January 9, 2006, or as soon thereafter as practicable.

         We request that we be notified of such effectiveness by a telephone call to the undersigned at (941) 308-5994 and that such effectiveness also be confirmed in writing.

         The Company hereby acknowledges:

   o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           Very truly yours,

                           GLOBAL SIGNAL INC.


                           By:  /s/ Jeffrey A. Klopf
                               -------------------------------------------------
                               Name:   Jeffrey A. Klopf
                               Title:  Executive Vice President, General Counsel
                                       and Secretary






Corporate Office
301 North Cattlemen Road, Suite 300  Sarasota, FL 34232
T 941.308.5994   F 941.364.8761